Nautilus, Inc.
16400 SE Nautilus Drive
Vancouver, WA 98683

May 18, 2012

Via Edgar

Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nautilus, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed on March 16, 2012 File No. 001-31321

On behalf of Nautilus, Inc. (the “Company”), we are responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 10, 2012 (the “Comment Letter”). The Company's responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff's comments prior to each response.
Form 10-K for Fiscal Year Ended December 31, 2011
Item 1. Business, page 1
Significant Customers, page 5

1.
We note that Amazon.com accounted for more than 10 percent of sales in 2011. Please revise the notes to your financial statements to disclose the total amount of revenues from Amazon.com recorded during fiscal year 2011. Please see ASC 280-10-50-42 for guidance.

We will disclose information about the extent of our reliance on major customers in compliance with ASC 280-10-50-42. However, publicly disclosing the amount of revenues we derive from each of our major customers would give our competitors an unfair advantage and potentially jeopardize our relationships with our most important customers. We will include language similar to the following in our future annual and quarterly filings:
Note 1 - Significant Accounting Policies, Concentrations of Risk
Nautilus derives a significant portion of its revenues from a small number of its Retail customers. In 2011, revenues from one customer of the Retail segment were more than 10%, but less than 15%, of the Company's consolidated net sales. In 2010, no single customer accounted for more than 10% of the Company's consolidated net sales.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Comparison of the Years Ended December 31, 2011 and 2010, Page 16

2.
We note that net sales for the retail segment increased 1.2% percent however, gross profit decreased 14.3%. It appears the change in cost of sales is driving the change in gross profit. Please revise to quantify, discuss, and analyze changes in costs of sales for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please quantify the various factors to which changes in cost of sales are attributed and provide an analysis of the underlying reason for factors identified.

We will include disclosure similar to the following in our future annual and quarterly filings to quantify, discuss, and analyze changes in costs of sales for each segment on a stand-alone basis in addition to our current disclosure which is made in the context of gross profit:

The following table compares the net sales, cost of sales and gross profit of our business segments for the years ended December 31, 2011 and 2010 (in thousands):

	Year ended December 31,
	2011	2010	Change	% Change
Net sales:
Direct	$107,061	$96,668	$10,393	10.8%
Retail	68,591	67,789	802	1.2%
Royalty income	4,760	3,993	767	19.2%
Total net sales	$180,412	$168,450	$11,962	7.1%
Cost of sales:
Direct	$49,406	$42,627	$6,779	15.9%
Retail	52,547	49,078	3,469	7.1%
Royalty income	—	(1)	1	n.m.
Total cost of sales	$101,953	$91,704	$10,249	11.2%
Gross profit:
Direct	$57,655	$54,041	$3,614	6.7%
Retail	16,044	18,711	(2,667)	(14.3)%
Royalty income	4,760	3,994	766	19.2%
Total gross profit	$78,459	$76,746	$1,713	2.2%
Gross margin:
Direct	53.9%	55.9%	(200)	basis points
Retail	23.4%	27.6%	(420)	basis points

Direct
Cost of sales of our Direct business increased by 15.9% to $49.4 million, compared to $42.6 million in 2010. Of this increase of $6.8 million, approximately $3.9 million was due to higher sales volume, $1.1 million was due to comparatively higher delivery costs, including in-home assembly expense, $0.5 million was due to higher supply chain costs, $0.5 million was attributable to higher warranty expenses associated with increased sales of cardio products and $0.3 million was due to higher product costs, largely arising from changes in foreign currency exchange rates between the U.S. and China.

Retail
Cost of sales of our Retail business increased by 7.1% to $52.5 million, compared to $49.1 million in 2010. Of this increase of $3.4 million, approximately $0.5 million was due to higher sales volume, $1.6 million was due to higher product costs, largely arising from changes in foreign currency exchange rates between the U.S. and China, and $1.3 million was attributable to higher supply chain costs, including outbound freight.

3.
When two or more factors are cited to which changes are attributable, please quantify each of these factors so that readers may understand the magnitude of each. For example, you state that general and administrative expense decreased primarily due to lower depreciation, personnel and occupancy expense. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

When multiple factors are cited as contributing to a change, we generally list those factors by order of magnitude. In our future annual and quarterly filings, we will disclose the magnitude and relative impact of each material factor when two or more factors are cited as contributing to a change, consistent with the requirements of section 501.04 of the Codification of Financial Reporting Releases.

Signatures, page 50

4.	Please confirm that your principal accounting officer or controller will sign your Form 10-K in his or her individual capacity. Refer to General Instruction D to Form 10-K.

On January 20, 2012, our Chief Financial Officer terminated his employment and our Chief Executive Officer, Bruce Cazenave, became our Principal Financial Officer and Principal Accounting Officer. In our future filings, our principal accounting officer or controller will sign our Form 10-K in his or her individual capacity.

*****************************************************
In connection with responding to the Staff's comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters in this letter, please call the undersigned at (360) 859-2700.

Very truly yours,
/s/ Bruce M. Cazenave
Bruce M. Cazenave
Chief Executive Officer
Nautilus, Inc.